SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No.  )*

                      IMCO RECYCLING, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            44968110
                         (CUSIP Number)

                       M. Randall Spencer
                         Baker & Daniels
                       111 E. Wayne Street
                            Suite 800
                    FORT WAYNE, INDIANA 46802
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        NOVEMBER 17, 1997
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                 (Continued on following page(s))

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       44968110

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William Warshauer, I.R.S. Id. No. ###-##-####
     Louise Warshauer, I.R.S. Id. No. ###-##-####

2.   Check the appropriate box if a member of a group

     Box A checked

3.   SEC Use Only

4.   Source of Funds

     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     Not required

6.   Citizenship or Place of Organization

     United States of America

7.   Sole Voting Power

     William Warshauer - 579,959
     Louise Warshauer - 579,959

8.   Shared Voting Power

     0

9.   Sole Dispositive Power

     William Warshauer - 579,959
     Louise Warshauer - 579,959

10.  Shared Dispositive Power

     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     909,918

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     Not checked

13.  Percent of Class Represented by Amount in Row (11)

     5.5%

14.  Type of Reporting Person

     IN

ITEM 1. SECURITY AND ISSUER.

        This statement relates to Common stock of IMCO Recycling Inc. (listed on the New York Stock Exchange as "IMR," and herein referred to as the "Issuer"). The Issuer's address is:

        IMCO Recycling Inc.
        5215 North O'Connor Blvd., Suite 940
        Central Tower @ Williams Square
        Dallas, Texas 75039


ITEM 2. IDENTITY AND BACKGROUND.

        (a)  William Warshauer, Louise Warshauer

        (b)  80 Lane 530A - Lake James
             Fremont, Indiana 46737

        (c) Mr. Warshauer is the Chief Executive Officer of Alchem Aluminum, Inc., 430 West Garfield, P.O. Box 139, Coldwater, Michigan 49036. Mrs. Warshauer is unemployed outside the home.

        (d) Neither Mr. nor Mrs. Warshauer has been convicted in a criminal proceeding.

        (e) Neither Mr. nor Mrs. Warshauer has been subject to any such civil proceedings as listed in this Item.

        (f)  Mr. and Mrs. Warshauer are both United States citizens.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The securities were acquired through the sale of Alchem Aluminum, Inc. to IMCO Recycling Inc. pursuant to an Agreement and Plan of Merger among IMCO Recycling Inc., IMCO Recycling of Coldwater, Inc., Alchem Aluminum, Inc. and the Shareholders of Alchem Aluminum, Inc. Mr. and Mrs. Warshauer were principal shareholders of Alchem and received the subject shares as a result of such sale.


ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transaction was to effectuate the sale of Alchem Aluminum, Inc., to IMCO Recycling Inc. pursuant to an Agreement and Plan of Merger among IMCO Recycling Inc., IMCO Recycling of Coldwater, Inc., Alchem Aluminum, Inc. and the Shareholders of Alchem Aluminum, Inc.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Warshauer owns a total of 579,959 shares of IMCO Recycling Inc. common stock which is 3.5149% of the total shares outstanding (16,500,000) as of May 8, 1998. Of such shares, 125,000 are subject to the terms of a certain Escrow Agreement between issuer and Mr. Warshauer.

             Ms. Warshauer owns a total of 579,959 shares of IMCO Recycling Inc. common stock which is 3.5149% of the total shares outstanding (16,500,000) as of May 8, 1998. Of such shares, 125,000 are subject to the terms of a certain Escrow Agreement between issuer and Mrs. Warshauer.

        (b) Mr. Warshauer has sole power over 454,959 shares to direct the vote and disposition of the subject shares owned by Mr. Warshauer. In addition, Mr. Warshauer has the sole power to vote the 125,000 shares still in escrow, as explained in Item 5(a) above. Mr. Warshauer does not have the power to direct the disposition of such shares until and unless escrow is broken.

             Mrs. Warshauer has sole power over 454,959 shares to direct the vote and disposition of the subject shares owned by Mrs. Warshauer. In addition, Mrs. Warshauer has the sole power to vote the 125,000 shares still in escrow, as explained in Item 5(a) above. Mrs. Warshauer does not have the power to direct the disposition of such shares until and unless escrow is broken.

        (c) There have been no transactions described in this Section since the date of acquisition of the subject shares by either reporting person.

        (d) No person other than the reporting persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of any sale of, the subject securities.

        (e) The reporting persons are still the owners of more than five percent of the outstanding shares of the Issuer.


ITEM 6. CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
        RESPECT TO SECURITIES OF THE ISSUER.


        Mr. and Mrs. Warshauer each owned an equal percentage of Alchem Aluminum, Inc. and thus received an equal percentage of shares in IMCO Recycling, Inc. pursuant to an Agreement and Plan of Merger among IMCO Recycling Inc.. IMCO Recycling of Coldwater, Inc., Alchem Aluminum, Inc. mid the Shareholders of Alchem Aluminum, Inc.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits.


                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Date)                              (Date)



(Signature)                         (Signature)



(Name/Title)                        (Name/Title)